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                                                                     Exhibit 4.2



                             [KTI INC. LETTERHEAD]

                                  NEWS RELEASE


FOR IMMEDIATE RELEASE


             KTI ACQUIRES NON-HAZARDOUS WASTE HAULER RUSSELL STULL

      GUTTTENBERG, N.J. (NOV. 5, 1998) -- KTI, Inc. (Nasdaq: KTIE) announced today that it has acquired the Russell Stull Companies, a non-hazardous waste hauler headquartered in Scarborough, Maine. The company had revenues of approximately $2.5 million in 1997.

      KTI acquired Russell Stull for shares of KTI common stock with a value of approximately $1.4 million. KTI also assumed Russell Stull debt of approximately $600,000. The Russell Stull operations will be a base for building KTI's waste hauling business in Maine and will become part of KTI's Waste to Energy Division.

      KTI operates 51 companies in four operating divisions, Waste to Energy, Finished Products, Commercial Recycling and Residential Recycling. The company has operations in 21 states.

      For further information, contact Frank N. Hawkins, Jr./Julie Marshall at Hawk Associates, Inc. (305) 852-2383. Copies of KTI press releases, SEC filings, current price quotes, stock charts, analysts' comments and other valuable information for investors may be found on the website http://www.hawkassociates.com.